FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

- [x] **Certificate of Designation**
- [ ] **Certificate of Amendment to Designation - Before Issuance of Class or Series**
- [ ] **Certificate of Amendment to Designation - After Issuance of Class or Series**
- [ ] **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: INTELLIGENT HOTEL GROUP LTD Entity or Nevada Business Identification Number (NVID): NV20191604673
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: September 5, 2025 Time: 5:30PM Pacific Time (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series B Preferred Stock - See attached.
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Series B Preferred Stock - See attached.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] Signature of Officer Date: September 4, 2025

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

CERTIFICATE
OF
DESIGNATION, NUMBER, POWERS, PREFERENCES, AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF SERIES "B" PREFERRED STOCK OF

Intelligent Hotel Group Ltd
(Incorporated under the laws of the State of Nevada)

It is hereby certified that:

1. The name of this company is Intelligent Hotel Group Ltd (hereinafter called, the "Corporation").

2. The Articles of Incorporation of the Company authorize the issuance of two hundred million (200,000,000) shares of preferred stock with a par value of $0.0001 each and expressly vest in the Board of Directors of the Company the authority provided therein to issue any and all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences, and relative, participating, optional, and other special rights and qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it aforesaid, has adopted the following resolution creating a Series "B" issue of Preferred Stock:

RESOLVED: That in accordance with the Nevada General Corporation Law of the State of Nevada, this Board of Directors hereby adopts the following resolution, that 100,000,000 shares of the preferred stock (par value $0.0001) authorized to be issued by this corporation pursuant to the Corporation's Articles of Incorporation be and hereby are authorized and created a series of preferred stock, hereby designated as the Series B Preferred Stock and shall have the voting powers, designations, preferences and relative participating, optional, or other rights, if any, or the qualifications, limitations, or restrictions, set forth in Article Fourth of such Articles of Incorporation, and in addition thereto, those following:

(a) **DESIGNATION**. The preferred stock subject hereof shall be designated Series B Preferred Stock.

(b) **DIVIDENDS**. The Series B Preferred Stock shall be entitled to receive cash dividends from funds legally available therefore as and when declared by the Board of Directors at such time and in such amounts as the Board of Directors may determine.

(c) **LIQUIDATION RIGHTS**. In the event of any consolidation or merger of the Corporation which is in the nature of the winding up of the Corporation's business or sale of all or substantially all of the Company's assets (a "Liquidation"), each holder of record of shares of Series B Preferred Stock shall be entitled to be paid in Common Stock, in respect of each such share the amount of one (1) shares of the

Company's common stock (par value $0.0001) up to the date of such Liquidation (whether or not, to the extent permitted by law, the Company shall have surplus or earnings available for dividends), and no more.

(d) **<u>CONVERSION</u>**. Each share of Series B Preferred Stock shall be convertible into one (1) share of the Company's common stock only upon the written consent of the Board of Directors, on such terms and conditions (including the applicable conversion ratio and timing) as may be approved by the Board of Directors at its sole discretion.

(e) **<u>REDEMPTION</u>**. The Company shall have no right to call or redeem the Series B Preferred Stock at any time.

(f) **<u>VOTING RIGHTS</u>**. Except as otherwise required by applicable law, each share of Series B Preferred Stock shall be entitled to one (1) vote per share on all matters submitted to the shareholders of the Company. The holders of Series B Preferred Stock shall vote together with the holders of the Company's Common Stock as a single class on all such matters and shall not be entitled to vote as a separate class with respect to any amendment to the Company's Articles of Incorporation, this Certificate of Designation, or otherwise, regardless of whether such amendment, action, or transaction would alter, change, or otherwise affect the rights, preferences, privileges, or restrictions of the Series B Preferred Stock, except to the limited extent that a separate class vote is expressly mandated by the Nevada Revised Statutes and cannot be eliminated by the Company in this Certificate of Designation.

(g) **<u>NOTICE</u>**. Except as otherwise provided herein, any notice required to be given to the Company or holders of the Series B Preferred Stock shall be given in person, transmitted by e-mail, delivered by a recognized national overnight express delivery service or sent by United States mail (certified or registered air mail for addresses outside of the continental United States), return receipt requested, postage prepaid and addressed to the corporation at its principal office and to each holder of record at his address as it appears on the books of the corporation. Except as otherwise provided herein, any notice so given shall be deemed delivered upon the earlier of (i) actual receipt; (ii) receipt by sender of a confirmed receipt of e-mailed notice; (iii) two business days after delivery of such overnight express service; or (iv) five business days after deposit in the United States mail.

Signed and attested to on September 4, 2025



Yixuan Yin
Director